Exhibit 99.4
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Permian Resources Corporation, a Delaware corporation (formerly known as Centennial Resource Development, Inc. (“Centennial”)) (“Permian Resources” or the “Company”) consummated its previously announced merger (the “Merger”) between Centennial, Centennial Resource Production, LLC (“CRP” who is Centennial’s wholly-owned consolidated subsidiary), and Colgate Energy Partners III, LLC (“Colgate”) and Colgate Energy Partners III MidCo, LLC ( the “Colgate Unit holder”), pursuant to the Business Combination Agreement (the “Merger Agreement”), dated as of May 19, 2022. The Merger Agreement provided for the combination of CRP and Colgate in a merger of equals transaction, with CRP (which was renamed Permian Resources Operating, LLC or “OpCo” following the Merger) continuing as the surviving legal entity in the Merger and a subsidiary of the Company.
On September 1, 2022, the Merger was completed, and all membership interests in CRP issued and outstanding immediately prior to the closing were converted into units of Permian Resources Operating, LLC (“Common Units”) equal to the number of shares of the Company’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”) that were outstanding immediately prior to the closing. All of the Colgate Unit holder’s membership interests in Colgate were exchanged for 269,300,000 shares of Class C common stock, par value $0.0001 per share (“Class C Common Stock”), 269,300,000 Common Units and $525 million in cash consideration. Following the closing of the Merger, the Colgate Unit holder distributed the merger consideration to its equity holders (the “Colgate Owners”), who collectively continue to own in the aggregate 100% of the outstanding shares of Class C Common Stock of the Company and approximately 48% of the outstanding Common Units in OpCo, which represents a noncontrolling interest in OpCo. This ownership of all the Company’s shares of Class C Common Stock by the Colgate Owners represents approximately 48% of the Company’s total outstanding shares of Class A Common Stock and Class C Common Stock taken together (the “Common Stock”).
The following unaudited pro forma combined financial statements of the Company (which we refer to as the “pro forma combined financial statements”) have been prepared from the respective historical consolidated financial statements of the Company and Colgate and have been adjusted to reflect the Merger. The Merger has been accounted for as a business combination using the acquisition method of accounting, with the Company being identified as the accounting acquirer. The pro forma combined financial statements have been prepared to reflect transaction accounting adjustments to the Company’s historical financial information that management believes are factually supportable and that are expected to have a continuing impact on results of operations, with the exception of certain nonrecurring items incurred in connection with the Merger.
The unaudited pro forma combined statement of operations is presented for the year ended December 31, 2022, giving effect to the Merger as if it had been completed on January 1, 2021.
The unaudited pro forma combined financial statements and related notes are presented to reflect the Merger for illustrative purposes only. If the Merger had occurred in the past, the operating results might have been materially different from those presented in the pro forma combined financial statements. The pro forma combined statement of operations should not be relied upon as an indication of operating results that would have been achieved if the Merger contemplated herein had taken place on the specified date. In addition, future results may vary significantly from the results reflected in the pro forma combined statements of operations and should not be relied on as an indication of the future results the Company will have after the completion of the Merger.
The Merger was completed on September 1, 2022, and all results of the acquired assets are included in the consolidated financial statements of Permian Resources as included within the Company’s Annual Report on Form 10-K (“Annual Report”). Refer to Note 2—Business Combination under Part II, Item 8 of the Company’s Annual Report for further information regarding the Merger, merger consideration and purchase price allocation.

Exhibit 99.4
PERMIAN RESOURCES CORPORATION
UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2022
(in thousands, except per share data)

			Transaction Accounting Adjustments
	Historical				Pro forma
	Permian Resources (a)	Colgate (b)			Combined
Operating revenues
Oil and gas sales	$2,131,265	$1,102,410	$—		$3,233,675
Operating expenses
Lease operating expenses	171,867	99,865	—		271,732
Severance and ad valorem taxes	155,724	80,123	—		235,847
Gathering, processing and transportation expenses	97,915	11,839	—		109,754
Depreciation, depletion and amortization	444,678	167,644	(13,812)	(c)	598,510
General and administrative expenses	159,554	23,179	26,300	(d)	209,033
Merger and integration expense	77,424	—	(77,424)	(e)	—
Profit sharing by affiliates	—	22,346	(22,346)	(f)	—
Impairment and abandonment expense	3,875	—	—		3,875
Exploration and other expenses	11,378	3,732	—		15,110
Total operating expenses	1,122,415	408,728	(87,282)		1,443,861
Net gain (loss) on sale of long-lived assets	(1,314)	53,718	(53,718)	(g)	(1,314)
Income (loss) from operations	1,007,536	747,400	33,564		1,788,500

Other income (expense)
Interest expense	(95,645)	(53,196)	(32,507)	(h)	(181,348)
Net gain (loss) on derivative instruments	(42,368)	(386,058)	—		(428,426)
Other income (expense)	609	10	—		619
Total other income (expense)	(137,404)	(439,244)	(32,507)		(609,155)

Income (loss) before income taxes	870,132	308,156	1,057		1,179,345
Income tax (expense) benefit	(120,292)	—	(115)	(i)	(120,407)
Net income (loss)	749,840	308,156	942		1,058,938
Less: Net (income) loss attributable to noncontrolling interest	(234,803)	—	(334,539)	(j)	(569,342)
Net income (loss) attributable to Class A Common Stock	$515,037	$308,156	$(333,597)		$489,596

Income (loss) per share of Class A Common Stock:
Basic	$1.80				$1.70
Diluted	$1.61				$1.52

Weighted average common shares outstanding:
Basic	286,160		1,013	(d)	287,173
Diluted	322,816		3,596	(k)	326,412

The accompanying notes are an integral part of the pro forma combined financial statements

Exhibit 99.4
NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
Note 1 - Basis of Presentation

The pro forma combined financial statements were prepared utilizing the historical financial information of the Company and Colgate in accordance with Article 11 of the Security and Exchange Commission’s (“SEC”) Regulation S-X. Certain transaction accounting adjustments have been computed in order to show the effects of the Merger on the combined historical financial information of the Company and Colgate. These adjustments are based upon the Merger consideration and management’s estimates of fair value of the assets acquired and liabilities assumed. The pro forma combined statement of operations assumes the Merger occurred on January 1, 2021.
The pro forma combined financial statements reflect pro forma adjustments that are described in the accompanying notes and are based on currently available information. The pro forma combined financial statements do not represent what the combined business’ financial position or results of operations would have been if the Merger had actually occurred on the dates indicated, nor are they indicative of future financial position or results of operations. Actual results may differ materially from the assumptions and estimates reflected in these pro forma combined financial statements.
Note 2 - Pro forma Adjustments and Assumptions
The following adjustments included in the column labeled “Transaction Accounting Adjustments” have been made to the accompanying unaudited pro forma financial statements:
(a) Permian Resources’s historical financial data includes the results of operations for the acquired assets from the Merger from September 1, 2022 through December 31, 2022.

(b) Colgate’s historical financial data represents its results of operations for the period prior to the closing of the Merger for the eight months ended August 31, 2022.

(c)    Reflects a decrease in DD&A expense of $13.8 million in the pro forma combined statement of operations for the year ended December 31, 2022 consisting of (i) the elimination of $167.6 million of Colgate’s historical DD&A expense and (ii) pro forma DD&A expense for the combined companies of $153.8 million for the year ended December 31, 2022.

(d)    Reflects the expected incremental stock compensation expense related to equity-based restricted stock and performance stock units granted to employees in connection with and on the closing date of the Merger. As a portion of these awards vest one year after issuance, 1,013,000 shares were added to the weighted average shares outstanding for the year ended December 31, 2022.

(e) As of December 31, 2022, actual transaction costs of $77.4 million had been incurred related to the Merger including, among others, advisory, legal, accounting and other professional fees and were thereby included in the historical financial statements of the Company. Therefore, the $77.4 million of actual transaction costs incurred were eliminated from the combined statement of operations for the year ended December 31, 2022, to give effect to the Merger as if it had been completed on January 1, 2021.

(f)    Colgate’s historical profit sharing by affiliates expense represents cash payments made directly by affiliates of Colgate to members of its management team for profit interests that they were granted and now own at the CEP III Holdings, LLC and affiliated entities. These payments are not made directly by Colgate and in the future will not be made by the combined Company. Therefore, $22.3 million for the year end December 31, 2022, was eliminated from the statement of operations as these payments would not have been incurred giving effect to the Merger as if it had been completed on January 1, 2021.

(g)    Reflects the elimination of Colgate’s historical gain on sale of long-lived assets that would not have been incurred giving effect to the Merger as if it had been completed on January 1, 2021.

(h)    Reflects pro forma interest expense resulting from i) additional borrowings under the Company’s credit facility for the Cash Consideration paid to Colgate Unit holders, ii) the assumption of Colgate’s borrowing outstanding under their existing facility as of the Merger closing date, and iii) the adjustment to Colgate’s Senior Notes to reflect their estimated fair value, which in aggregate resulted in the following adjustments:
•an increase in interest expense of $32.5 million in the pro forma combined statement of operations for the year ended December 31, 2022 consisting of (i) the elimination of $53.2 million of Colgate’s historical interest expense, (ii) pro forma interest expense of $68.7 million for the Senior Notes reflected at their fair value, (iii) pro forma interest expense of $23.8 million for additional borrowings under the credit facility, and (v) the elimination of $6.8 million of the Company’s interest expense related to a commitment fee that would have been expensed on January 1, 2021 giving effect to the Merger as if it had been completed on January 1, 2022.

Pro forma interest expense for the additional borrowings under the Company’s credit facility was calculated using the effective interest rate under the Company’s credit facility of 4.9%. The Company’s credit facility interest rate is based on a market-based benchmark interest rate plus an applicable margin that is dependent on the percentage of the borrowing base utilized. As a result, the Company’s credit facility interest rate is subject to market fluctuations.
(i)    Reflects the income tax effects of the transaction accounting adjustments, where presented (which have been reduced by the corresponding net loss attributable to noncontrolling interest that is not taxable to the c-corporation) at the blended federal and state statutory tax rate of 22.6%, for the year ended December 31, 2022. The blended tax rate of 22.6% is calculated at the federal statutory rate of 21% plus the Company’s state-apportioned statutory rate of 1.6%.

(j)    Reflects net income (loss) attributable to noncontrolling interest owners, which is not subject to U.S. federal or state income tax within the c-corporation. In connection with the Merger, 269.3 million shares of Class C Common Stock were issued for the Share Consideration to Colgate Unitholders including underlying OpCo Units. The issuance of these units creates a noncontrolling interest in the Company, which is equal to approximately 48% of the Company’s Common Stock issued and outstanding as of December 31, 2022.

(k)    Considers the effect of potentially dilutive securities from (i) the Class C Common Stock issued for Merger Consideration using the “if-converted” method assuming the Merger was completed on January 1, 2021; and (ii) unvested equity-based restricted stock and performance stock units granted in connection with the Merger using the treasury stock method.